MIRANDA GOLD CORP.

(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers, employees and consultants (“Members”) will comply with the Company’s Code of Business Ethics and Conduct, which reaffirms the Company’s high standards of business conduct.

a.

The Company is subject to provincial and federal laws, rules and regulations. We have a duty to comply with these laws, rules and regulations. In addition, the Company will respect and comply with the laws, rules and regulations in the countries in which we operate. In interpreting the laws, rules and regulations, we strive to adopt a course that reinforces our reputation and integrity.

b.

We respect the confidentiality of information acquired in the course of our work, duties and responsibilities with the Company, except when authorized or otherwise legally obliged to disclose such information.

c.

We have an overriding commitment to the health and safety of our Members, and to being an environmentally responsible corporate citizen.

d.

We will act honestly and with integrity, and will handle ethically any actual or apparent conflicts of interest between personal and professional relationships.

e.

We will carry out our duties with due care, competence and diligence, and with a view to the best interests of the Company.

f.

We will, to the best of our abilities, protect the Company’s assets and resources and help achieve the responsible use and control of all Company assets and resources employed or entrusted in relation to one’s work, duties and responsibilities, and ensure that all Company assets and resources are used only for legitimate business purposes.

g.

We will, to the best of our abilities, ensure that our disclosure is full, fair, accurate, timely and understandable in all reports and documents that the Company files with, or submits to, government and regulatory agencies, self regulatory bodies and stock exchanges and in all of the Company’s other public communications.

h.

We will encourage and facilitate the internal reporting of any conduct that one believes to be a violation of this Code of Business Ethics and Conduct. It is against the Company’s policy to take any action against any employee for his or her reporting in good faith any violation of this Code of Business Ethics and Conduct or any of the Company’s other guidelines, codes of conduct or policy statements.

i.

We are committed to providing a work environment that enables all Members to pursue their careers free from discrimination or harassment.

Miranda Gold Corp.

Code of business conduct and ethics

j.

Using non-public material information to trade in securities for our own account, or providing a family member, friend or any other person with a “tip” is illegal. All non-public material information is inside information and must not be used for personal gain or the personal gain of others.

Any change in or waiver of this Code of Business Ethics and Conduct, any such changes or waivers of this code for directors or officers will be approved by the Board and such change or waiver will be promptly disclosed.

If you have any questions about this Code of Business Ethics and Conduct or what is expected of our Members, please contact the Company Secretary.

EFFECTIVE DATE

This Code was implemented by the Board of Miranda Gold Corp. on August 9, 2006